1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 26, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED ADJUSTMENTS TO THE TERMS OF THE PROPOSED A SHARE ISSUE AND EXTENSION OF AUTHORIZATION TO THE BOARD

This supplemental circular should be read together with the EGM Circular.

A letter from the Board containing details of the Proposed Adjustments is set out on pages 4 to 9 of this circular. The Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board are subject to the approval by the Shareholders of the Company at the EGM and Class Meetings. Notices convening the EGM and the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. and 2:45 p.m. (or immediately after the conclusion of the A Shareholders Class Meeting which will be held at the same place on the same date, or any adjournment thereof), respectively, on Friday, 12 October 2012 are set out in the EGM Circular.

Reply slips and proxy forms for use at the EGM and the H Shareholders Class Meeting are enclosed in the EGM Circular and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM and/or the H Shareholders Class Meeting shall complete and return the reply slip(s) in accordance with the instructions printed thereon before Friday, 21 September 2012. Shareholders who intend to appoint a proxy to attend the EGM and/or the H Shareholders Class Meeting are requested to complete the proxy form(s) in accordance with the instructions printed thereon. In the case of H Shares, the proxy form(s) shall be lodged with the Registrar of H Shares of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding of the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form(s) will not prevent you from attending and voting in person at the EGM and/or the H Shareholders Class Meeting or any adjournment if you so wish.

* *For identification purpose only*

26 September 2012

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"A Shareholders Class Meeting"	the 2012 second class meeting of A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:30 p.m. on Friday, 12 October 2012 (or immediately following the conclusion of the EGM or any adjournment thereof) to consider and approve, among other things, the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業公司), the controlling shareholder of the Company;
"Class Meetings"	collectively, the A Shareholders Class Meeting and the H Shareholders Class Meeting;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"CSRC"	China Securities Regulatory Commission;
"Director(s)"	the director(s) of the Company;

"EGM"	the 2012 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Friday, 12 October 2012 to consider and approve, among other things, the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board;
"EGM Circular"	the Shareholders' circular of the Company dated 27 August 2012 in which the Company, among other things, gives notices of the EGM and the H Shareholders Class Meeting;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas listed foreign invested share(s) issued by the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;
"H Shareholder(s)"	holder(s) of H Shares;
"H Shareholders Class Meeting"	the 2012 second class meeting of H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:45 p.m. on Friday, 12 October 2012 (or immediately following the conclusion of the A Shareholders Class Meeting or any adjournment thereof) to consider and approve, among other things, the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Latest Practicable Date"	21 September 2012, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;
"Previous EGM and Previous Class Meetings"	the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders, all of which were held on 4 May 2012 in which resolutions in respect of the Proposed A Share Issue were considered and approved;
"Pricing Base Date"	the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 25 August 2012) in respect of the Proposed Adjustments;
"Proposed A Share Issue"	the proposed non-public issuance of up to 1.25 billion A Shares to not more than 10 target subscribers by the Company, which has been approved by the Shareholders at the Previous EGM and Previous Class Meetings, and the terms of which are set out in the circular dated 20 March 2012 and which is proposed to be adjusted by the Proposed Adjustments;
"Proposed (Adjusted) A Share Issue"	the Proposed A Share Issue as adjusted by the Proposed Adjustments;
"Proposed Adjustments"	the proposed adjustments to the terms of the Proposed A Share Issue, details of which are set out in paragraph (3) in the Letter from the Board in the EGM Circular and are further detailed in this supplemental circular to be dispatched to the Shareholders;
"RMB"	Renminbi, the lawful currency of the PRC;
"Shareholders"	A Shareholders and H Shareholders;
"Shares"	A Shares and H Shares; and
"%"	per cent.

* *For identification purpose only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Xiong Weiping
Mr. Luo Jianchuan
Mr. Liu Caiming
Mr. Liu Xiangmin

Non-executive Directors:
Mr. Shi Chungui
Mr. Lv Youqing

Independent non-executive Directors:
Mr. Zhang Zhuoyuan
Mr. Wang Mengkui
Mr. Zhu Demiao

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

26 September 2012

To the Shareholders

Dear Sir or Madam,

PROPOSED ADJUSTMENTS TO THE TERMS OF THE PROPOSED A SHARE ISSUE AND EXTENSION OF AUTHORIZATION TO THE BOARD

INTRODUCTION

Reference is made to the announcement of the Company dated 24 August 2012 in relation to the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board.

* *For identification purpose only*

The purpose of this circular is to provide you with, among other things, further information on the Proposed Adjustments to the terms of the Proposed A Share Issue and extension of authorization to the Board.

PROPOSED ADJUSTMENTS TO THE TERMS OF THE PROPOSED A SHARE ISSUE

References are made to the announcement of the Company dated 8 March 2012, the circular of the Company dated 20 March 2012 and the resolutions passed at the Previous EGM and Previous Class Meetings in relation to the Proposed A Share Issue. At the Board meeting on 24 August, 2012, the Board, in light of the changes in the market condition, approved the following adjustments to the terms of the Proposed A Share Issue:

1. Number of A Shares to be issued: to be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares;

2. Pricing Base Date: to be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 25 August 2012); and

3. Period of validity of the authorization given by the resolutions: to be extended from 12 months from the date of the resolutions of the Proposed A Share Issue passed at the Previous EGM and Previous Class Meetings (i.e. 4 May 2012) to 12 months from the date of passing of the resolutions of the Proposed (Adjusted) A Share Issue at the EGM and Class Meetings (i.e. 12 October 2012).

As a result of the Proposed Adjustments, consequential changes have to be made to the terms of the "Plan for the Non-Public Issuance of A Shares" by the Company. Save for the Proposed Adjustments, the other terms of the Proposed A Share Issue as set out in the "Plan for the Non-Public Issuance of A Shares" by the Company, which has been approved by the Shareholders at the Previous EGM and Previous Class Meetings, remain unchanged. For details of the Proposed A Share Issue, please refer to the circular of the Company dated 20 March 2012.

As a result of the Proposed Adjustments, consequential amendments also have to be made to the terms of the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company. For details of the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company, please refer to Appendix I of the circular of the Company dated 20 March 2012. The revised Detailed Plan for the Non-Public Issuance of A Shares by the Company is set out in **Appendix I** of this supplemental circular.

Further, as a result of the proposed extension of the validity period of the authorization, the period of authorization to be granted to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue has to be correspondingly extended. It is proposed that such period of authorization be extended for 12 months from the date of passing of the resolutions of the Proposed (Adjusted) A Share Issue at the EGM and Class Meetings (i.e. 12 months from 12 October 2012).

Save for the above changes, the resolutions relating to the Proposed A Share Issue approved by the Previous EGM and Previous Class Meetings shall remain unchanged and effective.

FURTHER INFORMATION ABOUT THE PROPOSED ADJUSTMENTS AND THE PROPOSED (ADJUSTED) A SHARE ISSUE

Pursuant to the Proposed Adjustments and the Proposed (Adjusted) A Share Issue, the Company will issue a maximum of 1.45 billion new A Shares for subscription by not more than 10 qualified investors at a subscription price of not lower than 90% of the average trading price of the A Shares of the Company for the 20 trading days prior to the Pricing Base Date. The minimum subscription price for the Proposed (Adjusted) A Share Issue has been determined by reference to the average trading price of the A Shares on the Shanghai Stock Exchange during the price determination period (i.e. the period of 20 trading days before the date of announcement published on the Shanghai Stock Exchange of the Board's resolutions in respect of the Proposed Adjustments). The Board's resolutions in respect to the Proposed Adjustments was published on the Shanghai Stock Exchange on 25 August 2012. After obtaining the relevant regulatory approvals for the Proposed Adjustments, the specific subscription price will be determined by the Board through negotiations with the sponsor (lead underwriter) for the Proposed (Adjusted) A Share Issue with reference to market condition and bid prices offered by target subscribers, on the principle of price priority and in accordance with the requirements of relevant laws, regulations and other regulatory documents. The subscription price shall be adjusted accordingly in case of ex-rights or ex-dividend during the period from the Pricing Base Date (i.e. 25 August 2012) to the issue date.

As a result of the Proposed Adjustments, consequential changes have to be made to the terms of the "Plan for the Non-Public Issuance of A Shares" and the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company, which have been approved by the Shareholders at the Previous EGM and Previous Class Meetings. Further, the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue has to be correspondingly extended.

Save for the above changes, the resolutions approved by the Previous EGM and Previous Class Meetings shall remain unchanged and effective. The Board further confirms that there is no change in the information contained in (i) the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report; and (ii) the Feasibility Analysis Report on the Use of Proceeds to be raised from the Non-public Issuance of A Shares of the Company. Details of such information are set out in the appendices to the circular of the Company dated 20 March 2012.

The 1.45 billion new A Shares to be issued under the Proposed (Adjusted) A Share Issue represent: (i) approximately 15.13% of the existing issued A Shares and approximately 10.72% of the total existing issued share capital of the Company; and (ii) approximately 13.15% of the issued A Shares and approximately 9.68% of the total issued share capital of the Company as enlarged by completion of the Proposed (Adjusted) A Share Issue (assuming full subscription and issuance of the maximum of 1.45 billion new A Shares under the Proposed (Adjusted) A Share Issue).

As at the Latest Practical Date, the public holders of A Shares and H Shares hold an aggregate of 7,871,482,205 Shares, representing approximately 58.20% of the issued share capital of the Company. Upon completion of the Proposed (Adjusted) A Share Issue and assuming the issuance of the maximum of 1.45 billion new A Shares, the public holders of A Shares and H Shares will hold an aggregate of 9,321,482,205 Shares, representing approximately 62.25% of the issued share capital of the Company.

The following table sets out the shareholding structure of the Company as at the Latest Practical Date and immediately after the completion of the Proposed (Adjusted) A Share Issue, assuming that the maximum of 1.45 billion A Shares will be issued:

	As at the Latest Practical Date		**Upon completion of the A Share Issue (as adjusted by the Proposed Adjustments)**	
	No. of shares in issue	%	*No. of shares in issue*	%
A Shares	9,580,521,924	70.84	11,030,521,924	73.66
H Shares	3,943,965,968	29.16	3,943,965,968	26.34
Total	13,524,487,892	100	14,974,487,892	100

As at the Latest Practical Date, Chinalco and its subsidiaries hold an aggregate of 41.80% of the issued share capital of the Company. Upon completion of the Proposed (Adjusted) A Share Issue, assuming the issuance of the maximum of 1.45 billion A Shares, Chinalco and its subsidiaries will hold in aggregate approximately 37.75% of the enlarged total issued share capital of the Company.

As at the Latest Practical Date, the Company has not entered into any agreements with any potential investors pursuant to the Proposed (Adjusted) A Share Issue.

The Proposed Adjustments are conditional upon, among other things, (1) passing of separate special resolutions by the Shareholders at the EGM and Class Meetings approving (i) consequential changes to the "Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; (ii) consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; and (iii) extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of passing of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 months from 12 October 2012); and (2) obtaining all necessary consents, approvals and authorizations from the relevant governmental authorities, including but not limited to the approval from CSRC.

REASONS FOR AND BENEFITS OF THE PROPOSED ADJUSTMENTS

The Directors believe that the Proposed (Adjusted) A Share Issue will further enhance the Company's financing channels, reduce the debt-equity ratio of the Group and provide the Company with funds required for its ongoing business developments, including the projects for the use of proceeds, thereby improving the Company's production capacity and competitiveness in the aluminum industry.

The Directors believe that the Proposed (Adjusted) A Share Issue is fair and reasonable, and in the interests of the Shareholders in terms of the dilution effects on the shareholding of the existing Shareholders.

SHAREHOLDERS' APPROVAL AND OTHER APPROVALS

The Proposed Adjustments are conditional upon, among other things, (1) passing of separate special resolutions by the Shareholders at the EGM and Class Meetings approving (i) consequential changes to the "Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; (ii) consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments; and (iii) extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of passing of the resolutions of the Proposed (Adjusted) A Share Issue at the EGM and Class Meetings (i.e. 12 months from 12 October 2012); and (2) obtaining all necessary consents, approvals and authorizations from the relevant governmental authorities, including but not limited to the approval from CSRC.

EGM AND THE H SHAREHOLDERS CLASS MEETING

Notices convening the EGM and the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. and 2:45 p.m. (or immediately after the conclusion of the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date), respectively, on Friday, 12 October 2012 are set out in the EGM Circular, which has been dispatched to the Shareholders on 24 August 2012.

Reply slips and proxy forms for use at the EGM and the H Shareholders Class Meeting are enclosed in the EGM Circular and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk) on 24 August 2012. Shareholders who intend to attend the EGM and/or the H Shareholders Class Meeting shall complete and return the reply slip(s) in accordance with the instructions printed thereon before Friday, 21 September 2012. Shareholders who intend to appoint a proxy to attend the EGM and/or H Shareholders Class Meeting are requested to complete the proxy form(s) in accordance with the instructions printed thereon. In the case of H Shares, the proxy form(s) shall be lodged with the Registrar of H Shares of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than

24 hours before the time appointed for holding of the EGM and/or the H Shareholders Class Meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form(s) will not prevent you from attending and voting in person at the EGM and/or H Shareholders Class Meeting or any adjournment if you so wish.

In accordance with the requirements of the Hong Kong Listing Rules, the Company will publish an announcement on the poll results of the EGM and the Class Meetings in respect of the relevant resolution(s).

RECOMMENDATIONS

The Directors consider that the resolutions relating to the Proposed Adjustments to the terms of the Proposed A Share Issue is in the best interests of the Company and its Shareholders as a whole and accordingly recommend all Shareholders to vote in favour of all the resolutions to be proposed at the EGM and the H Shareholders to vote in favour of all the resolutions to be proposed at the H Shareholders Class Meeting.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in **Appendix I** to this circular.

The Proposed Adjustments are subject to the conditions set out above and there is no guarantee that the Proposed (Adjusted) A Share Issue will proceed. Shareholders and investors are advised to exercise caution when dealing with the Shares of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* *For identification purpose only*

Note: The amendments to the Detailed Plan for the Non-public Issuance of A Shares of Aluminum Corporation of China Limited, which is set out in the circular dated 20 March 2012, are marked-up in bold and underlined in the content below.

For the purpose of the plan for the A Share Issue, unless the context otherwise specifies, the following terms shall have the following meanings:

"alumina"	a compound, aluminium sesquioxide (Al2O3), a calcinated product of alumina plants whose content of aluminium sesquioxide is above 98%;
"A Shares"	Renminbi denominated ordinary shares;
"Articles of Association"	Articles of Association of Aluminum Corporation of China Limited as modified or amended from time to time;
"Baotou Aluminum"	the original Baotou Aluminum Co., Ltd.;
"bauxite"	a kind of mineral ores whose composition are principally alumina;
"Bayer process"	a refining process employed to extract alumina from ground bauxite with a strong solution of caustic soda at an elevated temperature;
"Board"	the Board of Directors of Aluminum Corporation of China Limited;
"Chinalco" or "Controlling Shareholder"	Aluminum Corporation of China;
"Company", "Issuer" or "Chalco"	Aluminum Corporation of China Limited;
"CSRC"	China Securities Regulatory Commission;
"H Shares"	the overseas listed foreign shares in ordinary share capital of Chalco with a nominal value of RMB1.00 each which are listed on the Hong Kong Stock Exchange, subscribed for and traded in Hong Kong Dollars;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Lanzhou Aluminum"	the original Lanzhou Aluminum Co., Ltd.;
"metallurgical grade alumina"	also known as calcinated alumina, the raw material of primary aluminum production, which refers to alumina through calcination of aluminium hydroxide;
"mixed combination process"	an alumina refining process which combines Bayer process and sintering method, and can more effectively extract alumina from bauxite, also known as "Bayer-sintering mix combination process";
"Non-Public Issuance" or the "Issuance"	the issuance of not more than **1.45** billion A Shares in Chalco to target subscribers by way of Non-Public Issuance;
"Plan"	the Revised Detailed Plan for the Non-public Issuance of A Shares of Aluminum Corporation of China Limited;
"primary aluminum"	also know as "aluminum", finished aluminum from smelting and fusion of alumina;
"sintering method"	a refining process employed to extract alumina by mixing the ground bauxite with auxiliary materials and burning it in coal-fired rotary kilns;
"Shandong Aluminum"	the original Shandong Aluminum Industry Co., Ltd.;
"Shanghai Stock Exchange"	Shanghai Stock Exchange; and
"RMB"	Renminbi yuan.

DECLARATION

The Company and all members of the Board of Directors confirm the truthfulness, accuracy and completeness of the contents of this Plan and there is no misrepresentation or misleading statements contained in or material omissions from this Plan.

The Company shall be responsible for any change in its business operation and profitability as a result of the Non-Public Issuance of A Shares. Investors shall take any risks resulting from their investment in the Non-Public Issuance of A Shares into their own account.

The Plan as a proposal of the Board for the Non-Public Issuance of A Shares prevails any previous contrary statement which shall be deemed as untrue.

For any doubt, investors should consult their own stockbroker, solicitor, professional accountant or other professional adviser.

The statements set out herein do not represent any material judge, confirmation or approval of the approving authorities on the Non-Public Issuance of A Shares and its relevant matters, the effecting and completion of which are subject to approval or authorization of approving authorities.

IMPORTANT NOTICE

1. Target subscribers: no more than ten specific target subscribers, including: securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

2. Subscription method: All target subscribers will subscribe for the A Shares in cash.

3. The Non-Public Issuance of A Shares and relevant matters have been considered and passed at the **29th meeting of the 4th session of the Board**, subject to consideration and approval by the Company's **2012 Second Extraordinary General Meeting, 2012 Second Class Meeting of the Holders of A Shares and 2012 Second Class Meeting of the Holders of H Shares** and authorizations of CSRC and other competent authorities.

4. Profit distribution policy of the Company

Pursuant to the requirement of the "Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies" of CSRC, the Board considered and approved the resolution in relation to the amendments to the Articles of Association. Upon the proposed amendments to the Articles of Association approved by the Shareholders at the general meeting, the profit distribution policy of the Company will be as follows:

I. Basic principles of the profit distribution policy of the Company

(1) The Company shall fully consider the return to investors and distribute a proportion of the distributable dividend annually to Shareholders for the relevant year;

(2) The Company's profit distribution policy shall maintain continuity and stability, and at the same time take care of the long-term interest of the Company and the interest of the Shareholders as a whole, as well as the sustainable development of the Company;

(3) The Company shall give priority to the method of distribution in cash.

II. Detailed dividend distribution policies of the Company

(1) Dividend shall be distributed in the following manner: the Company may distribute dividends in cash, in shares or in a combination of both cash and shares. Subject to conditions, the Company may make interim distribution of profit;

(2) Conditions and proportion of cash dividend of the Company: save in exceptional circumstances, if the Company's profit for the year and its cumulative undistributed profit are in the positive, the Company may distribute dividend in cash. The profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or that the total profit to be distributed in cash in the past three years will not be less than 30% of the average annual distributable profit realized in the past three years;

"Exceptional circumstances" are:

i. Where the auditing firm issues a non-standard unqualified audit opinion on the audited report of the Company for that year; and

ii. Where the Company has major investment plan or significant cash expenditure (fund raising projects excepted).

(3) Conditions for distributing dividends in shares by the Company: Where the Company's business is in a sound condition, and the Board is of the view that the share price of the Company does not reflect its share capital size and that distributing dividend in shares will be favorable to the Shareholders of the Company as a whole, and provided that the above conditions on cash dividend are fully met, the Company may propose to distribute dividend in shares.

(4) If there are appropriations of the Company's funds by a shareholder in breach of the relevant regulations, the Company shall deduct the cash dividend payable to such shareholder to repay the funds appropriated by such shareholder.

III. Procedures for considering the profit distribution plan of the Company

(1) The profit distribution plan of the Company shall be drawn up by the management before being submitted to the Board and the supervisory committee of the Company for consideration. The Board shall thoroughly discuss the rationality of the profit distribution plan and form a specific resolution before submitting it to the general meeting for consideration. In considering the profit distribution plan, the Company shall provide Internet voting to Shareholders.

(2) Where the Company does not distribute cash dividend by reason of the aforementioned exceptional circumstances, the Board shall explain the specific reasons for not distributing cash dividend, the exact purpose for the retained profit and the estimated investment return, and upon the independent Directors having expressed their opinions thereon, submit such proposal to a general meeting for consideration, and disclose the same in the media designated by the Company.

IV. Implementation of the profit distribution plan of the Company: Upon the profit distribution plan having been resolved at a general meeting, the Board shall complete dividend (or share) distribution within two months after the holding of such meeting.

V. Alteration of the Company's profit distribution policy: In case of force majeure events such as war, natural disasters, or changes to the Company's external operational environment resulting in a material impact on the Company's production and operation, or relatively significant changes to the Company's operational position, the Company may adjust its profit distribution policy.

The Board shall specifically discuss any adjustment to the Company's profit distribution policy, discuss in detail the reasons for the adjustment and shall form a written report and upon such report having been considered by independent Directors, submit the proposal for adjustment to a general meeting for approval by way of special resolution. In considering any alterations to the profit distribution policy, the Company shall provide Internet voting to the shareholders.

SECTION I SUMMARY OF THE PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

I. BASIC INFORMATION OF THE ISSUER

Company name (in Chinese)	:	中國鋁業股份有限公司
Company name (in English)	:	Aluminum Corporation of China Limited
Legal representative	:	Xiong Weiping
Registration number of corporate business license	:	100000000035734
Date of establishment	:	10 September 2001
Registered capital	:	RMB13,524,487,892
Company Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing
Postcode	:	100082
Tel	:	010-82298080
Fax	:	010-82298968
Company website	:	www.chalco.com.cn
E-mail	:	IR_FAQ@chalco.com.cn
Stock Exchange of listing A Shares	:	Shanghai Stock Exchange
Stock abbreviation (A Shares) and code	:	中國鋁業 (601600)
Stock Exchange of listing H Shares	:	Hong Kong Stock Exchange
Stock abbreviation (H Shares) and code	:	Chalco (2600)
Stock Exchange of listing ADR	:	New York Stock Exchange
Stock abbreviation (ADR) and code	:	CHALCO(ACH)

The business scope of the Company includes: Permitted Business Scope: mining of bauxite and limestone mine (valid until September 2031); road transportation (cargo – Shandong branch, Guangxi branch and Guizhou branch only, valid until the expiration of the relevant permit); major repair of automobile (Guangxi branch and Guizhou branch only, valid until the expiration of the relevant permit). Normal Business Scope: production and sale of aluminum and magnesite products, smelted products and processed products; production and sales of autoclaved fly ash brick and related services, production and sale of carbon products, relevant non-ferrous products, industrial water and electricity, industrial oxygen and nitrogen; exploration design, construction and installation, manufacture; production of mechanical equipment, installation and maintenance of spare parts and non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; materials inspection and analysis; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service; power generation; **research and development, production and sale of products in comprehensive utilization of red mud**.

II. BACKGROUND AND PURPOSE OF THE NON-PUBLIC ISSUANCE

(I) Background of the Non-Public Issuance

Currently as the exclusively large aluminum production and operation enterprise integrating exploration and mining of bauxite, production, sales and technical R&D of alumina, primary aluminum and aluminum fabrication, Chalco is the largest producer of alumina and primary aluminum in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum around the globe. Being a world-class enterprise with a highly international strategic position in China, Chalco has prominent competitive strengths in terms of participation in international competition, improvement of advanced production capacity and key technical level, integration of industry resources and enhancement of resource guarantee capability.

Since 2011, as a result of the uncertain factors still existing in global condition of the macro-economy, commodity prices experience a great fluctuation. The Company will give priority to efficiency, stock, innovation and resources, and focus on re-creation of new competitive edge, in its comprehensive and in-depth restructuring. The Company will continue its strategy with focus on cost-efficiency and aims to reduce cost, raise efficiency, increase the momentum for resources acquisition and technology innovation, in order to control the loss and increase the profit.

While the Company will continue to expand its industry chain and develop its business scope, it will also continue to strengthen and optimize its business to inject new momentum to its development. Following the spirit and industry development trend of the "Restructuring and Development Plan of the Nonferrous Metals Industry" issued by the State Council on 11 May 2009 and the "Notices of certain opinions of the State Council approved development and reform commissions etc. in respect of the guidance on the healthy development by suppression of certain industries with excess capacity and duplicated facilities" (Guo Fa no. [2009]38) issued by the State Council on 26 September 2009, with control over total capacity, elimination of outdated capacity, reinforcement of technical renovation and promotion of corporate restructuring as its focus, the Company aims to speed up its strategic restructuring and improve core competitiveness to lay a solid foundation for its sustainable future in line with the industry trend.

In the initial public offering of A shares ("A Share IPO") in April 2007, the Company issued 1,236,730,000 A Shares for the share exchange merger with Shandong Aluminum and Lanzhou Aluminum, and the new shares were listed on the Shanghai Stock Exchange. The Company publicly issued 637,880,000 new A Shares in December 2007 for the share exchange merger with Baotou Aluminum. The new A shares of the Company under the above IPO and the public new issue have been issued entirely for the share exchange mergers, and no shares have been issued to other investors for raising proceeds. However, in recent years, as a result of the global financial crisis and the fluctuation of the domestic capital market, financing through equity financing tools was restricted to a certain extent. The major source of the Company's external financing came from bank loans, medium term notes and short term financing coupons, which increased the Company's asset-liability ratio and increased the financial pressure of the Company. The possibility and feasibility of financing in the equity capital market reappeared, this helps to optimize the financing structure of the Company, ensure smooth **progress of the commencement of production of** the projects to be financed by the proceeds, and improve the business structure and promote **the strategic transformation and sustainable and healthy development of the Company**.

(II) Purpose of the Non-Public Issuance

In response to the guidance of the national policy for strengthening of the nonferrous metals industry and in line with the State's blueprint for the nonferrous metals industry, the Company proposes to make an application for the Non-Public Issuance of A Shares to implement the comprehensive and in-depth restructuring of the Company, enhance its influence in capital market and put the resource allocation function of capital market into full play, aiming to assist in its business development, improve its profitability and core competitiveness and optimize its capital structure for sustainable growth.

III. SUMMARY OF THE PLAN FOR THE NON-PUBLIC ISSUANCE

(I) Type of shares to be issued and nominal value

Domestic listed RMB denominated ordinary shares (A Shares) with a nominal value of RMB1.00 each.

(II) Method of issue

The Shares under the Issuance will be fully issued to specific target subscribers. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(III) Target subscribers

The scope of target subscribers of the Non-Public Issuance includes securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and qualified foreign institutional investors who are legal persons, natural persons, or other legally qualified investors in compliance with relevant provisions and conditions. The Company will determine the specific target subscribers after obtaining the relevant approval of the issue and in accordance with the Implementation Details of Non-Public Issuance of Shares by Public Companies through bidding process.

(IV) Lock-up period

The Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the Issuance.

(V) Subscription method

All target subscribers will subscribe for the Issuance in cash.

(VI) Number of shares to be issued

Not more than **1,450,000,000** shares under the A Share Issue. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, capitalization issues, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the general meeting to finalize the number of shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the Non-Public Issuance.

(VII) Pricing base date and price of the issue

The pricing base date of the issue is the date of the announcement of resolutions of the 29th meeting of the 4th session of the Board of the Company.

The issue price under the Issuance will be not less than 90% of the average trading price of A Shares of the Company in the 20 trading days immediately preceding the pricing base date (the average trading price of A shares in the 20 days immediately preceding the pricing base date = the total amount of A shares traded in the 20 days immediately preceding the pricing base date/the total volume of A shares traded in the 20 days immediately preceding the pricing base date). The exact price will be determined by the Board after obtaining the approval for the Non-Public Issuance from the CSRC in accordance with the authorization granted at the general meeting and the Implementation Details of Non-Public Issuance of Shares by Listed Companies, bidding results and in consultation with the lead underwriter(s) of the Issuance.

The minimum issue price of the Issuance will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the Issuance to the Issuance date.

(VIII) Place of listing

After expiration of the lock-up period of the Issuance, the A Shares issued will be traded on the Shanghai Stock Exchange.

(IX) Use of proceeds

The proceeds proposed to be raised under the Issuance will not exceed RMB8.0 billion. After deduction of relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

No.	Name of the project	Required Investment Amount *(RMB billion)*	Proceeds to be utilized *(RMB billion)*
1.	Chalco Xing Xian Alumina Project	5.23	4.7
2.	Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project	2.992	1.3
3.	Additional Working Capital	2.0	2.0
	Total	10.222	8.0

If the actual amount of net proceeds raised in the Non-Public Issuance is less than the total amount of the proceeds to be utilized for the above projects, the Company will make up the shortfall by its own means. If the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may, subject to actual needs, utilize other funds first and swap them with the proceeds raised when the funds are in place.

(X) Arrangements with regard to the cumulated profits not distributed before the Non-Public Issuance

After completion of the Non-Public Issuance, the new shareholders and existing shareholders will share the cumulated profits not distributed prior to the Non-Public Issuance.

(XI) Period of validity of the resolution relating to the Non-Public Issuance

12 months from the date of the proposal of the Non-Public Issuance being considered and passed at the general meeting, A Share Class Meeting and H Share Class Meeting of the Company.

IV. WHETHER THE ISSUANCE CONSTITUTES A CONNECTED TRANSACTION

As at the Latest Practicable Date, there is no connected party intending to purchase any Shares to be issued pursuant to the issuance, which shall not constitute a connected transaction.

V. WHETHER THE ISSUANCE CAUSES CHANGES IN CONTROL OVER THE COMPANY

Before the Issuance and as at the Latest Practicable Date, Chinalco directly holds 38.56% equity interest in the Company, and aggregately holds 41.80% equity interest in the Company through its subsidiaries. Thus, Chinalco is the controlling shareholder and de facto controller of the Company. **Upon completion of the Non-Public Issuance (assuming a maximum of 1,450,000,000 shares are issued), Chinalco will in aggregate hold approximately 37.75% equity interest in the Company and is still the controlling shareholder and de facto controller of the Company.** Accordingly, the Issuance will not cause any changes in control over the Company.

VI. PROGRESS OF APPROVAL OF THE PLAN FOR THE ISSUANCE FROM RELEVANT AUTHORITIES AND PENDING APPLICATION AND APPROVAL PROCEDURES

The Non-Public Issuance of A Shares and relevant matters have been considered and passed at the 29th meeting of the 4th session of the Board, subject to consideration and approval by the Company's 2012 Second Extraordinary General Meeting, 2012 Second Class Meeting of the Holders of A Shares and 2012 Second Class Meeting of the Holders of H Shares and authorizations of CSRC and other competent authorities.

SECTION II THE BOARD'S FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS FROM THE ISSUANCE

I. PLAN FOR THE USE OF PROCEEDS

The proceeds raised will not exceed RMB8 billion. After deduction of the relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

No.	Name of the project	Required Investment Amount *(RMB billion)*	Proceeds to be utilized *(RMB billion)*
1.	Chalco Xing Xian Alumina Project	5.23	4.7
2.	Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project	2.992	1.3
3.	Additional Working Capital	2.0	2.0
Total		10.222	8.0

II. BASIC INFORMATION AND PROSPECTS OF THE PROJECTS TO BE FINANCED BY THE PROCEEDS

(I) Chalco Xing Xian Alumina Project

1. Basic information of the project

Located in Xing Xian, Lvliang City of Shanxi Province, the project adopts Bayer process as its production process. With a designed capacity of 800,000 tonnes of metallurgical grade alumina per year, the construction mainly involves the construction of Bayer process production system and ancillary facilities such as a self-owned power plant with an installed capacity of 50MW, coupled with a bauxite mine with an annual capacity of 990,000 tonnes. The construction period for the project is two years and upon completion, will be immediately available for delivery and production, adding an annual capacity of 800,000 tonnes of alumina to the Company.

The total project investment amounts to RMB5,230 million, among which RMB4,700 million will be financed by the proceeds from the Issuance, and the rest by internal resources of the Company.

2. *Prospects of the project*

Xing Xian in Shanxi Province has abundant bauxite resources with approximately 150 million tonnes of high grade ore, which is one of the few well preserved mines in China. Furthermore, this region has vast coal resources of 4,760 million tonnes. The abundant energy resources provide favorable resources condition and development space for the alumina industry. Based on the comprehensive analysis on China's alumina industry in next 10-20 years, the competition of alumina industry will be ultimately reflected on the competition for bauxite. To build the project in bauxite abundant Xing Xian is in line with the strategic layout of the Company, completing the business chain and upgrading core competitiveness of the Company. Backed by vast ore resources, the alumina production system owns prominent resources and cost edges with a promising future.

(II) Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project

1. *Basic information of the project*

The project is located in Xiuwu County, Jiaozuo City of Henan Province, comprising two ore-dressing Bayer process production lines and auxiliaries including two 30MW thermal power generation units, together with mining facilities with a capacity of 1,250,000 tonnes per year (production lines 3 and 4). The main project construction and investment include ore-processing, alumina factory, thermal power plant, gas plant, water plant, railway, periphery constructions. The construction period is two years and it is immediately available for production upon completion, with a capacity expected at 700,000 tonnes per year.

The total project investment amounts to RMB2,992 million, among which RMB1,300 million will be financed by proceeds from the Issuance, and the rest by internal resources of the Company.

2. *Prospects of the project*

The project is an expansion on Bayer process production lines 1 and 2 of Chalco Zhongzhou, and therefore the technology is fully mature, allowing fast selection of equipment and progress of construction. Compared with the mixed combination process prevailing in China, the project saves investment and cost. The project period is two years, with 50% capacity available after the first year to bring in investment return in a short period.

Upon completion, a new alumina capacity of 700,000 tonnes will be added to the Company. By then Chalco Zhongzhou will have annual alumina capacity of 1 million tonnes (sintering method) plus 1.3 million tonnes (Bayer process), totalling 2.3 million tonnes a year. The execution of the project is conducive to strengthening the overall strength and market dominance of the Company, greatly upgrading influence and competitiveness of Chalco in the domestic and overseas markets.

(III) Supplemental Working Capital

1. Basic information of the project

Approximately RMB2.0 billion out of the proceeds from the Non-Public Issuance is planned to be used to supplement the working capital of the Company.

2. Necessity of the project

The global financial crisis has inflicted huge impact on the world's economy and the nonferrous metals market and to the Company's performance as well. Cash flows generated by operation activities are no longer sufficient to cater for future development. The Non-Public Issuance is designed to raise proceeds to increase capital strength of the Company and to replenish its working capital. This is to meet the needs from normal operation, as well as to improve core competitiveness and secure implementation of corporate development strategy on the basis of controlled financial risks.

3. Impact of the project on financial condition of the Company

Through supplementing liquidity by part of the proceeds from the Non-Public Issuance, the Company is able to improve its solvency, reduce financial exposure, cut financing cost, improve profitability and the overall financial standing. Also, the Company can effectively reduce its gearing ratio, which will strengthen the Company's operations and facilitate the Company's strategic restructuring for a leap forward in development.

III. IMPACTS ON BUSINESS OPERATION AND FINANCIAL POSITION OF THE COMPANY FROM THE NON-PUBLIC ISSUANCE

(I) Impacts on Business Operation of the Company from the Non-Public Issuance

After deduction of the relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; and to supplement working capital. The completion and production of projects funded by the proceeds will allow the Company to complete the "bauxite – alumina – smelting of aluminum – aluminum fabrication" business chain, sharpen its competitive edge and optimize its business structure.

The projects financed by the proceeds of the Non-Public Issuance are in line with the relevant industry policy of the State and the Company's overall future strategy, thus promising sound market prospects and economic benefits. Upon commencing production of the projects, profitability of the Company is to further step up which in turn will improve the core competitiveness for future sustainable development of the Company.

(II) Impacts on Financial Position of the Company from the Non-Public Issuance

1. *Lower financial risk*

As at the end of years 2009, 2010 and 2011, the gearing ratio of the Company (on a consolidated basis) was 58.51%, 59.53% and 62.99% respectively, the current ratio was 0.91,0.74 and 0.80, respectively, and the quick ratio was 0.40, 0.35 and 0.41, respectively. Estimating based on the Company's financial data as at the end of 2011, upon completion of the Non-Public Issuance, the Company's gearing ratio will be reduced to 59.94% and the Company's current ratio and quick ratio will be increased to 0.93 and 0.54, respectively. The Non-Public Issuance is conducive to increase the equity capital of the Company, optimize the financial structure, lower the financial risk, maintain appropriate financial flexibility and operation capacity, and improve the overall financial position of the Company.

2. *Improve profitability*

After deduction of the relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; and to supplement working capital. After commencement of operation of the projects, the business structure of the Company will be optimized. As and when the benefits of the projects begin to materialize, operating revenue and profitability of the Company will also be upgraded.

In recent years, debt scale and interest expenses of the Company have increased. **As at the end of years 2009, 2010 and 2011, the Company's short-term borrowings were RMB22,993 million, RMB20,590 million and RMB32,323 million, respectively; long-term borrowings were RMB25,899 million, RMB18,808 million and RMB19,266 million, respectively; in each of March and June 2010, the Company issued RMB5 billion short-term financing coupons; in each of July and August 2010, the Company issued RMB1 billion medium-term notes; in September 2011, the Company issued RMB5 billion medium- term notes; in October 2011, the Company issued RMB2 billion non-public financing instruments, resulting in increased indebtedness of the Company. Interest expenses for years 2009, 2010 and 2011 were RMB2,300 million, RMB2,576 million and RMB3,457 million, respectively.** Upon receipt of the proceeds from the Non-Public Issuance, the Company will be able to lower its financial cost and improve profitability.

3. Improve cash flows

In recent years, due to the financial crisis and the fluctuations in macro- economic environment, demand and average price of alumina and electrolytic aluminum both decreased, thereby limiting the incoming cash flow generated from the sales of such products, resulting in major challenges in the Company's production and operation. **The net cash flow generated from the operating activities of the Company in 2009, 2010 and 2011 amounted to RMB-706 million and RMB7,104 million and RMB2,490 million, respectively.** In recent years, the decrease in cash flow generated from the Company's operating activities imposed certain restrictions on the Company's investment and financing activities. **The net cash flow generated by the Company's investment activities in 2009, 2010 and 2011 amounted to RMB9.477 billion, RMB8.260 billion and RMB9.715 billion, respectively. Its net cash flow generated from financing activities amounted to RMB1.577 billion, RMB2.718 billion and RMB8.842 billion, respectively. To fulfill the capital requirement of the Company's business development, the Company issued short-term bonds, mid-term bonds and non-public financing instruments to replenish the capital gap.** Upon completion of the Non-Public Issuance, the financing structure and cash flows of the Company will be improved, which helps production and operation stability as well as progress of the Company's corporate strategy.

IV. SUBMISSION FOR APPROVALS CONCERNING THE PROJECTS TO BE FINANCED BY THE PROCEEDS

Submission for approvals concerning the projects to be financed by the Proceeds is as follows:

(I) Chalco Xing Xian Alumina Project

The project has been approved by "Reply to Chalco Xing Xian Alumina Project" (Fa Gai Gong Ye [2008] No.804) issued by NDRC.

Application for the relevant land use right certificates for the land of the construction project is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Xing Xian Alumina Project" (Huan Shen [2007] No.566), consenting to the implementation of the project.

(II) Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project

The project has been approved by "Reply to Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Fa Gai Gong Ye [2008] No.1553) issued by NDRC.

The State-owned Land Use Rights Certificates – Xiu Guo Yong (2009) Nos. 5, 7, 8, 9, 11, 13 and 14 have been obtained for the land of the construction of the project.

The Ministry of Environmental Protection had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Zhongzhou Bayer Ore-dressing Process Expansion Construction Project" (Huan Shen [2008] No.10), consenting to the implementation of the project.

The projects to be financed by the proceeds raised have already been approved by the Company at the Company's 2012 first extraordinary general meeting, 2012 first class meeting of the holders of A Shares and 2012 first class meeting of the holders of H Shares.

SECTION III THE BOARD'S DISCUSSION AND ANALYSIS OF IMPACTS OF THE ISSUANCE ON THE COMPANY

I. CHANGES IN BUSINESS OPERATION, ASSETS, ARTICLES OF ASSOCIATION, SHAREHOLDER STRUCTURE, SENIOR MANAGEMENT STRUCTURE AND BUSINESS STRUCTURE OF THE COMPANY UPON COMPLETION OF THE ISSUANCE

(I) Impacts on business and assets of the Company from the Issuance

After deduction of relevant expenses, the proceeds raised from the Non-Public Issuance will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project, and to supplement working capital. Upon commencement of production, the projects can effectively improve the Company's principle business performance and sharpen its core competitiveness. Business scope of the Company will remain unchanged upon completion of the Issuance.

(II) Impacts on the Articles of Association from the Issuance

Upon completion of the Issuance, the Company will amend paragraphs regarding registered capital, share capital structure, and matters relating to the Non-Public Issuance in the Articles of Association.

(III) Impacts on shareholder structure from the Issuance

Upon completion of the Issuance, shareholder structure of the Company will change accordingly. **Before the Issuance, Chinalco directly holds 38.56% of the equity interest in the Company and through its subsidiaries holds 41.80% of the equity interest in the Company. Upon completion of the Non-Public Issuance (assuming a maximum of 1.45 billion shares are issued), Chinalco will aggregately hold approximately 37.75% of the equity interest in the Company and is still the controlling shareholder and de facto controller of the Company. Accordingly, the Issuance will not cause any changes in control of the Company.**

(IV) Impacts on senior management structure from the Issuance

The completion of the Issuance will not result in any material change in senior management structure of the Company.

(V) Impacts on business structure from the Issuance

The completion of the Issuance will not have significant impact on the business structure of the Company.

II. CHANGES IN FINANCIAL CONDITION, PROFITABILITY AND CASH FLOWS OF THE COMPANY UPON COMPLETION OF THE ISSUANCE

Upon receipt of the proceeds raised from the Non-Public Issuance, the Company's total assets and net assets will increase accordingly, with better financial condition, more rational assets and liabilities structure, higher profitability and sharpened competitive edge. Particulars of the impacts on financial condition, profitability and cash flows of the Company upon completion of the Issuance are as follows:

(I) Impact on financial condition of the Company

Upon completion of the Non-Public Issuance, the Company's total assets and net assets will increase accordingly with stronger capital strength, optimized financial structure, significantly lower gearing ratio, and improved current ratio and quick ratio. It will help to reduce financial risk of the Company, increase the Company's solvency and secure subsequent debt financing.

(II) Impact on profitability of the Company

Upon completion of the Non-Public Issuance, economic merit and optimized business structure from commencement of production of projects to be financed by the proceeds will bring about increased revenue from principal business and lower financial cost to effectively boost its profitability and competitive edge.

(III) Impact on cash flows of the Company

The completion of the Non-Public Issuance will bring a substantial increase in cash inflows from financing activities. With commencement of production from the projects to be financed by the proceeds and benefits generated therefrom, there may be an increase in cash inflows from operating activities and cash outflows from financing activities in the future.

III. CHANGES IN BUSINESS RELATIONSHIP, MANAGEMENT RELATIONSHIP, CONNECTED TRANSACTION AND COMPETITION AMONG THE COMPANY, CONTROLLING SHAREHOLDER AND ITS ASSOCIATES UPON COMPLETION OF THE ISSUANCE

Upon completion of the Issuance, there will be no significant changes in business relationship or management relationship or new connected transaction or competition among the Company, the controlling shareholder Chinalco and its associates.

IV. ANY FUNDS OR ASSETS OF THE COMPANY TO BE OCCUPIED BY CONTROLLING SHAREHOLDER AND ITS ASSOCIATES, OR ANY GUARANTEE TO BE PROVIDED BY THE COMPANY FOR CONTROLLING SHAREHOLDER AND ITS ASSOCIATES UPON COMPLETION OF THE ISSUANCE

Upon completion of the Issuance, all capital transactions between the Company, controlling shareholder and its associates will be in ordinary course of business. There will be no funds or assets of the Company to be occupied illegally by or any non-compliant guarantee to be provided by the Company for the controlling shareholder and its associates.

V. IMPACTS ON LIABILITIES OF THE COMPANY FROM THE ISSUANCE

As at 31 December 2011, the Company's gearing ratio was 62.99% (consolidated statements). Based on RMB8.0 billion of proceeds to be raised from the Issuance, upon completion of the Non-Public Issuance, the Company's gearing ratio will lower down to 59.94%. Therefore, the Non-Public Issuance helps to improve the assets and liabilities structure of the Company, reduce the financial risks of the Company and increase the Company' solvency and secure subsequent debt financing.

VI. EXPLANATION ON RISKS CONCERNING THE ISSUANCE

(I) Operation Risk

1. Risks about macro economy and industry cycle

Given evident correlation between profitability of aluminum enterprises and industry cycle, the Company's profitability and operating results could be adversely affected in case of macro economic slowdown or recession.

2. Risks about periodic fluctuation in product price

As fundamental raw materials, alumina and primary aluminum have strong correlation with electrical machinery, electricity, aviation, aerospace, shipbuilding, auto manufacture, packaging, construction, transport, commodities, property and other industries. Influenced by national economy, their product prices saw relevant periodic fluctuations due to the change of macroeconomic environment.

At present, as the domestic aluminum product price is almost in line with the international market price, the influence of the periodic fluctuation of the world's economy on the development of domestic aluminum industry has become more and more prominent. The domestic alumina and primary aluminum price trends almost coincide with the global price trends, and are also influenced by the domestic and global macroeconomic trends to a great extent. In case of significant fluctuations of alumina and primary aluminum price in domestic and international market, the Company's business, financial condition and operating results could be affected.

3. Risks about rise in price of raw material and energy

Raw material for production of alumina of the Company is bauxite, and other materials include electricity, coal, alkali, heavy oil, limestone, etc. Raw material for primary aluminum of the Company is alumina, and other materials include electricity, carbon products, etc. If future prices of the above raw materials and energy continue to rise, the production cost of the Company may increase, which may in turn impact the Company's operating results.

4. Risks about raw materials supply

Bauxite is the most important raw material for alumina production. The Company obtains bauxite from three major sources, including self-owned mines, jointly operated mines, and other suppliers. Each of these sourcing methods could affect supply or cost of supply. If the Company is unable to obtain a steady supply of key raw materials at a competitive price, the Company's operating results may be affected.

5. Risks about energy supply

Coal is the required energy and fuel in alumina production process of the Company. Demand for coal from production has increased due to surging production capacity of the Company. In event of production reduction and suspension of production due to coal supply shortage from suppliers owing to prevailing undersupply or other reasons, the Company's financial position and operating results may be affected.

Smelting of primary aluminum which involves electrolytic reduction process requires a large amount of continuous power supply. Power failure may lead to prolonged production suspension and re-start of production may lead to cost increase and disposal of defect products in the production process. In certain extreme circumstances, power failure may also damage or ruin equipment or facilities. In such case, the Company's production could be adversely affected.

6. Unknown risks in the course of operations

The Company may experience major accidents in the course of operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to some parts of operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies the Company carries. If relevant loss or payment cannot be fully covered, the Company's operating results could be adversely affected.

7. Risk about the operation of overseas business

In order to enhance the diversification of overseas business and strengthen strategic resources reserves, the Company is actively seeking overseas investment opportunities, strengthening joint development of overseas mining resources and entering into various joint development agreements with overseas partners. Due to complicated reasons relating to international politics, economy and other factors, including the investment conditions, labour policy and legal issues of the target countries, the risks associated with to the development of overseas business and operations may increase.

(II) Risks on Policy

1. Risks about industry policy

Aluminum industry is an important fundamental industry in China. In order to promote healthy and sustainable development of the industry, the Chinese government has implemented a series of macroeconomic control measures. According to the Restructuring and Development Plan of the Nonferrous Metals Industry issued by the State Council on 11 May 2009, emphasis should be placed on control over total capacity, elimination of outdated capacity, technical renovation and corporate restructuring, to facilitate restructuring, optimization and upgrade of the nonferrous metals industry. On 26 September 2009, the State Council issued "Notices of certain opinions of the State Council approving the National Development and Reform Commission and other departments regarding the guidance on the healthy development by suppression of certain industries with excess capacity and duplicated facilities" (Guo Fa no. [2009] 38) demanding the suppression of 9 major industries with excess capacities and duplicated facilities, including electrolytic aluminum, and imposed a general ban as a matter of principle, in the next 3 years any approval for new construction or expansion of electrolytic aluminum project and to reduce the usage of electricity of major electrolytic plant to below 12,500 KWatts, and eliminate 800,000 tonnes outdated small pre-baked cell electrolytic production capacity.

Further potential adjustment in the government's industry policy may have an impact on the alumina and primary aluminum markets, and impact the Company's operating results.

2. Risks about environmental protection

The Company's business is in the smelting industry. During the production of alumina, main pollution sources include waste gas, waste material and waste water such as sulfur dioxide, red mud and gangue suspensions. The gas generated from primary aluminum production contains contaminations such as fluorid, pitch smoke

and dust. If without relevant purification treatment or if the environmental protection measures failed to meet the standards, production and the ecology environment will be polluted. The mining of bauxite not only generates dust and solid waste pollution, but also leads to the change of physiognomy, vegetation damage and water and soil loss, impacting the ecology environment balance. Although alumina and primary aluminum factories of the Company have set up a comprehensive set of environmental protection system on waste discharge control in accordance with Chinese environmental protection regulations, higher standards for environmental protection, if introduced by China government, will have an impact on the Company's operation and increase in costs.

3. *Risks about increase of cost and decrease of profitability due to the reform of resource tax*

Currently, the government's resource tax is quantity-based and it charges the tax payer a fixed amount of resource tax in terms of tones or cubic meter. After the proposed resource tax reform, the amount of resource tax will be based on the monetary value of the product and multiplied by various tax rates, thereby directly linking the tax revenue to the market price of the resources. The new resource tax will increase the enterprise cost of non-ferrous metal enterprises and decrease their profitability.

(III) Financial Risk

1. *Risks about increase in the Company's debt*

The Company has been expanding rapidly in recent years. As of the end of 2009, the end of 2010 and the end of 2011, the total liabilities of the Company amounted to RMB78.394 billion, RMB84.135 billion and RMB98.979 billion (consolidated statements). With further development of its business, the Company's liabilities may further expand in future. More cash flows from operating activities could be used for repayment of principal and interests, resulting in less cash flows for working capital and capital expenditures.

2. *Risks about lower return on net assets*

Upon completion of the Non-Public Issuance, the Company expects to raise RMB8.0 billion (before deducting relevant expenses), and thus a significant increase in its net assets. As there is a certain time lap between commencement of production and generation of benefits from the projects financed by the proceeds raised, the Company's net profits, in near term, may not be increased in conjunction with the increase in net assets, resulting in a decrease in net assets return. Thus, the Company may be exposed to risks about lower net assets return.

3. *Risks about interest rate fluctuation of RMB borrowings*

The indebtedness of the Company increases with the expansion of its business. As the amount of the Company's interest-bearing borrowings is relatively high, the fluctuation of the interest rate of RMB borrowings will have certain degree of impact on the Company's interest expenses.

4. *Risks about currency conversion rate fluctuation*

The major currency used by the Company in its business development is RMB. Although the Company's raw materials supply and sales of products take place domestically, the scale of the Company's export of electrolytic aluminum is relatively low, and as a result, the Company's foreign currency loans is also relatively low, and thus the impact of the appreciation of RMB on the Company's operation will not be significant. However, since the determination of the spot price of domestic alumina refers to the price of imported alumina, the appreciation of RMB will have certain impact on the spot price of domestic alumina. Furthermore, from the perspective of product cost, the appreciation of RMB will lower the Company's international competitiveness.

(IV) Management Risks

In recent years, through continuous capital operations, mergers and consolidations, the business scope of the Company kept expanding and the scale of the Company's business increased rapidly. In 2007, by capturing market opportunities of capital operations, the Company completed the mergers of Shandong Aluminum, Lanzhou Aluminum and Baotou Aluminum. In May 2008, the Company completed the acquisitions of five aluminum fabrication enterprises, namely, Chalco Southwest Aluminum Co. Limited, Chalco Southwest Aluminum Cold Rolling Co., Ltd, Chalco Henan Aluminum Limited, Chalco Rui Min Limited and Huaxi Aluminum Company Limited and one aluminum smelter Lan Zhou Lian Cheng Long Xing Aluminum Company Limited. In addition, in July 2009, the Company further acquired certain minority equities in Chalco Henan Aluminum Limited and Chalco Rui Min Aluminum Sheet and Strip Limited. In September 2008, the Company completed the acquisition of the aluminum alloy business of Ping Guo Aluminum Limited, a subsidiary of Chinalco. In October 2009, the Company acquired from a subsidiary of Chinalco 100% equity interest in Henan Zhongzhou Aluminum Construction Limited, Jiao Zuo Hong Rui Chemical Limited Liability Company and Henan Xincheng Construction Supervision Limited, and the business of Zhongzhuo Aluminium Factory Feng Ying limestone mine. In July 2010, the Company entered into a joint development agreement with Rio Tinto plc and Rio Tinto Iron Ore Atlantic Limited to develop and operate the Simandou project located in Guinea, west Africa.

The expansion of its business scope increases the Company's management radius and imposes higher requirements on the Company's management level. In the event that the Company fails to implement effective management, the Company's operating results could be adversely affected.

(V) Other Risks

1. Risks about approval

The Non-Public Issuance of A Shares is subject to consideration and approval by the Company's 2012 Second Extraordinary General Meeting, 2012 Second Class Meeting of the Holders of A Shares and 2012 Second Class Meeting of the Holders of H Shares and authorizations by CSRC and other competent authorities. There is uncertainty in obtaining the approvals and the timing of the final authorization.

2. Risks about share price

Return on stock market investment is accompanied by risks. Stock price is not only influenced by profitability and development prospects of the Company, but also by investor sentiment, stock supply and demand, development and consolidation in the industry in which the Company is operated, state's macroeconomic conditions and other factors such as political, economic and financial policies. Investors should be fully aware that the stock price of the Company may fluctuate due to the aforesaid factors, directly or indirectly, causing loss to the investors.

SECTION IV PROFIT DISTRIBUTION POLICY AND ITS IMPLEMENTATION

I. PROFIT DISTRIBUTION POLICY OF THE COMPANY

Pursuant to the requirement of the "Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies" of CSRC, the Company is further refining its policy regarding decision-making on dividend distribution. At the 28th meeting of the 4th session of the Board, the Proposed Amendments to the Provisions Relating to Profit Distribution in the Articles of Association and the Proposed Adoption of Shareholders' Return Plan for the Three Years from 2012 to 2014 were approved by the Board. The foresaid proposals will be effective after being considered and passed at a general meeting.

Upon the proposed amendments to the Articles of Association becoming effective, the profit distribution policy of the Company will be as follows:

1. Basic principles of the profit distribution policy of the Company

(1) The Company shall fully consider the return to investors and distribute a proportion of the distributable dividend annually to Shareholders for the relevant year;

(2) The Company's profit distribution policy shall maintain continuity and stability, and at the same time take care of the long-term interest of the Company and the interest of the Shareholders as a whole, as well as the sustainable development of the Company;

(3) The Company shall give priority to the method of distribution in cash.

2. Detailed dividend distribution policies of the Company

(1) Dividend shall be distributed in the following manner: the Company may distribute dividends in cash, in shares or in a combination of both cash and shares. Subject to conditions, the Company may make interim distribution of profit;

(2) Conditions and proportion of cash dividend of the Company: save in exceptional circumstances, if the Company's profit for the year and its cumulative undistributed profit are in the positive, the Company may distribute dividend in cash. The profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or that the total profit to be distributed in cash in the past three years will not be less than 30% of the average annual distributable profit realized in the past three years;

"Exceptional circumstances" are:

i. Where the auditing firm issues a non-standard unqualified audit opinion on the audited report of the Company for that year; and

ii. Where the Company has major investment plan or significant cash expenditure (fund raising projects excepted).

(3) Conditions for distributing dividends in shares by the Company:

Where the Company's business is in a sound condition, and the Board is of the view that the share price of the Company does not reflect its share capital size and that distributing dividend in shares will be favorable to the Shareholders of the Company as a whole, and provided that the above conditions on cash dividend are fully met, the Company may propose to distribute dividend in shares;

(4) If there are appropriations of the Company's funds by a shareholder in breach of the relevant regulations, the Company shall deduct the cash dividend payable to such shareholder to repay the funds appropriated by such shareholder.

3. Procedures for considering the profit distribution plan of the Company

(1) The profit distribution plan of the Company shall be drawn up by the management before being submitted to the Board and the supervisory committee of the Company for consideration. The Board shall thoroughly discuss the rationality of the profit distribution plan and form a specific resolution before submitting it to the general meeting for consideration. In considering the profit distribution plan, the Company shall provide Internet voting to Shareholders.

(2) Where the Company does not distribute cash dividend by reason of the aforementioned exceptional circumstances, the Board shall explain the specific reasons for not distributing cash dividend, the exact purpose for the retained profit and the estimated investment return, and upon the independent Directors having expressed their opinions thereon, submit such proposal to a general meeting for consideration, and disclose the same in the media designated by the Company.

4. Implementation of the profit distribution plan of the Company

Upon the profit distribution plan having been resolved at a general meeting, the Board shall complete dividend (or share) distribution within two months after the holding of such meeting.

5. Alteration of the Company's profit distribution policy: In case of force majeure events such as war, natural disasters, or changes to the Company's external operational environment resulting in a material impact on the Company's production and operation, or relatively significant changes to the Company's operational position, the Company may adjust its profit distribution policy.

The Board shall specifically discuss any adjustment to the Company's profit distribution policy, discuss in detail the reasons for the adjustment and shall form a written report and upon such report having been considered by independent Directors, submit the proposal for adjustment to a general meeting for approval by way of special resolution. In considering any alterations to the profit distribution policy, the Company shall provide Internet voting to the shareholders.

II. DIVIDEND DISTRIBUTION OF THE RECENT THREE YEARS AND THE PARTICULARS OF THE UTILIZATION OF THE UNDISTRIBUTED PROFIT

1. Dividend distribution of the recent three years

Details of the dividend distribution in cash of the Company are as follows:

Year	Amount of dividend distribution in cash *(in '0,000 tax inclusive)*	Net profit attributed to Shareholders in consolidated statements *(in '0,000)*	Portion of dividend distribution in cash to net profit attributed to Shareholders of the year
2011	0	23,797.4	0%
2010	15,385.2	77,800.8	19.78%
2009	0	-461,871.3	0%
2008	70,327.4	922.8	7621.09%
2007	264,978.9	1,075,304.2	24.64%

Average annual net profit attributed to Shareholders of recent three years	-120,091.03
Portion of dividend distribution in cash to the average annual net profit attributed to Shareholders of recent three years	-12.81%

In the year of 2009, affected by factors such as the financial crisis and industry gloom, the Company suffered a loss and did not distribute dividend in cash.

In the year of 2010, the Company achieved profitability along with the industry's recovery. After being audited by PricewaterhouseCoopers Hong Kong, the Company's realized net profit (attributable to the parent company) of 2010 was RMB0.44 billion according to International Accounting Standards, and RMB0.68 billion according to PRC Accounting Standards. Pursuant to the principle of adopting whichever is the lowest for the purpose of dividend distribution as set out in the Company's Articles of Association, and by adopting the profit calculated in accordance with the International Accounting Standards for the purpose of the 2010 final dividend, a dividend of RMB0.0114 per share (tax inclusive) totalling RMB154 million, representing 35% of the Company's profit after tax, was distributed to the Shareholders in 2010.

In the year of 2011, as audited by PricewaterhouseCoopers Hong Kong, the Company's net profit (attributable to the parent company) is in the negative as calculated according to the International Accounting Standards, as a result of which, the Company did not distribute dividend in cash.

2. Utilization of undistributed profit

To ensure a sustainable development for the Company, the accumulated undistributed profit over the years will form part of the business development fund of the Company and continue to be invested in the production and operation of the Company, including investing in fixed assets investment projects and to supplement the Company's working capital.

Aluminum Corporation of China Limited*
The Board of Directors

20 August 2012

* *For identification purpose only*